Standard Pacific Corp.

15360 Barranca Parkway

Irvine, CA 92618

August 25, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief

Kamyar Daneshvar, Staff Attorney

Lisa Etheredge, Staff Accountant

Anne McConnell, Staff Accountant

Re:	Standard Pacific Corp.

Registration Statement on Form S-4 (File No. 333-205452)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Standard Pacific Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-205452), as amended (the “Registration Statement”), so that it will be declared effective at 9:00 a.m. Eastern Time on August 27, 2015, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Robb Tretter of Ropes & Gray LLP, counsel to the Company, at (212) 596-9512 as soon as the Registration Statement has been declared effective.

Very truly yours,

STANDARD PACIFIC CORP.

By:	/s/ John P. Babel
John P. Babel
Executive Vice President, General Counsel and Secretary

cc: Robb L. Tretter, Ropes & Gray LLP